SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 1996

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




            For the transition period from ___________ to __________
                           Commission File No. 2-70746



                       CENTRAL AND SOUTH WEST CORPORATION
                                   THRIFT PLUS





                            (Full title of the Plan)



                       Central and South West Corporation
             1616 Woodall Rodgers Freeway, Dallas, Texas 75202-1234




  (Name and address of the issuer of the securities held pursuant to the Plan.)

                               ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Central and South West System
Benefits Advisory Committee:

We have audited the accompanying statements of net assets available for benefits of the Central and South West Corporation Thrift Plus (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for out opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and 1995, and the changes in its net assets available for benefits for each of the three years ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Dallas, Texas,
  June 27, 1997


                                            CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                             AS OF DECEMBER 31, 1996
                                                                  (in thousands)



                                          Fixed        CSW         Asset       Capital       Growth and
                                          Income   Corporation   Allocation  Appreciation      Income         Loan
                                          Fund     Stock Fund       Fund         Fund           Fund          Fund          Total
                                       ---------- ------------   ---------- -------------   ------------    ---------    -----------
INVESTMENTS
Investment Contracts,
   at contract value                 $    7,091  $         -  $          -  $         -  $           -   $        -   $       7,091
Common stock, 10,917 shares,
   at market value (cost of $165,547)          -      279,744            -            -              -            -         279,744
Mutual funds and Common/Collective
   trusts, at market value               150,948            -       16,070       53,273         52,322            -         272,613
Fixed income temporary investments,
   at market value                         6,133        3,381            -                                        -           9,514
Loans to participants                          -            -            -            -              -       30,609          30,609
                                       ----------   ----------   ----------   ----------   ------------    ---------    ------------
                                         164,172      283,125       16,070       53,273         52,322       30,609         599,571
                                       ----------   ----------   ----------   ----------   ------------    ---------    ------------
CURRENT ASSETS
Accounts receivable
   Participants                              173          373           30          135            118            -             829
   Employer                                   83          179           13           57             50            -             382
   Accrued interest                          772            6            -            -              -            -             778
                                       ----------   ----------   ----------   ----------   ------------    ---------    ------------
                                           1,028          558           43          192            168            -           1,989
                                       ----------   ----------   ----------   ----------   ------------    ---------    ------------
Total Assets                             165,200      283,683       16,113       53,465         52,490       30,609         601,560
                                       ----------   ----------   ----------   ----------   ------------    ---------    ------------

LIABILITIES
Purchases pending settlement                   -            -            -            1              -            -               1
Accrued expenses                              25           45            2            4              5            -              81
Loans payable                                  -            -            -            -              -            -               -
                                       ----------   ----------   ----------   ----------   ------------    ---------    ------------
Total Liabilities                             25           45            2            5              5            -              82
                                       ----------   ----------   ----------   ----------   ------------    ---------    ------------


Net assets available for benefits    $   165,175  $   283,638  $    16,111  $    53,460  $      52,485   $   30,609   $     601,478
                                       ==========   ==========   ==========   ==========   ============    =========    ============






                                      The accompanying notes are an integral part of this statement.


                                            CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                             AS OF DECEMBER 31, 1995
                                                                  (in thousands)



                                          Fixed           CSW        Asset        Capital   Growth and
                                          Income       Corporation Allocation   Appreciation  Income    Loan
                                          Fund         Stock Fund    Fund           Fund      Fund      Fund       Total
                                        ---------     ------------ ---------   ------------- -------- ---------  --------
INVESTMENTS
Investment Contracts,
   at contract value                      $9,139        $   --     $  --          $  --       $  --     $   --       $9,139
Common stock, 11,123 shares,
   at market value (cost of $172,468)       --           310,067      --             --          --         --      310,067
Mutual funds and Common/Collective
   trusts, at market value               148,432            --      12,080         38,500      33,465       --      232,477
Fixed income temporary investments,
   at market value                         7,192           4,233      --             --          --         --       11,425
Loans to participants                       --              --        --             --          --       30,247     30,247
                                        --------        --------   -------        -------     -------   --------   --------
                                         164,763         314,300    12,080         38,500      33,465     30,247    593,355
                                        --------        --------   -------        -------     -------   --------   --------
CURRENT ASSETS
Accounts receivable
   Participants                              193             437        27            119          89       --          865
   Employer                                   87             186        11             45          35       --          364
   Accrued interest                        1,212               1      --             --          --         --        1,213
                                        --------        --------   -------        -------     -------   --------   --------
                                           1,492             624        38            164         124       --        2,442
                                        --------        --------   -------        -------     -------   --------   --------
Total Assets                             166,255         314,924    12,118         38,664      33,589     30,247    595,797
                                        --------        --------   -------        -------     -------   --------   --------

LIABILITIES
Purchases pending settlement                  94              57        23            141         153       --          468
Accrued expenses                              40              79         3             12           8       --          142
Loans payable                               --              --        --             --          --        1,422      1,422
                                        --------        --------   -------        -------     -------   --------   --------
Total Liabilities                            134             136        26            153         161      1,422      2,032
                                        --------        --------   -------        -------     -------   --------   --------


Net assets available for benefits       $166,121        $314,788   $12,092        $38,511     $33,428    $28,825   $593,765
                                        ========        ========   =======        =======     =======   ========   ========




                                      The accompanying notes are an integral part of this statement.

                                                CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                    FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                 (in thousands)



                                          Fixed           CSW        Asset        Capital   Growth and
                                          Income       Corporation Allocation   Appreciation  Income    Loan
                                          Fund         Stock Fund    Fund           Fund      Fund      Fund       Total
                                        ---------     ------------ ---------   ------------- -------- ---------  --------
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year               $166,121        $314,788   $12,092        $38,511     $33,428  $28,825     $593,765
                                        ---------       ---------  --------       --------    --------  -------    ---------

ADDITIONS
Contributions
      Participants                          4,688          10,710       739          3,370       2,727     --         22,234
      Employers                             2,156           4,649       280          1,265       1,049     --          9,399
Net earnings/(loss)                         7,869          (4,884)    1,994          6,825       7,845    2,626       22,275
                                        ---------       ---------  --------       --------    --------  -------    ---------
      Total additions                      14,713          10,475     3,013         11,460      11,621    2,626       53,908
                                        ---------       ---------  --------       --------    --------  -------    ---------

Interfund transfers                        (1,198)        (17,358)    2,047          5,753      10,318      438         --

DEDUCTIONS
Cash distributions                         14,461          18,561     1,041          2,264       2,882    1,280       40,489
Distribution of securities                   --             5,706      --             --          --       --          5,706
                                        ---------       ---------  --------       --------    --------  -------    ---------
      Total distributions                  14,461          24,267     1,041          2,264       2,882    1,280       46,195
                                        ---------       ---------  --------       --------    --------  -------    ---------
Balance, end of year                     $165,175        $283,638   $16,111        $53,460     $52,485  $30,609     $601,478
                                        =========       =========  ========       ========    ========  =======    =========


DETAIL OF NET EARNINGS
Dividends                               $    --           $19,250      $919         $3,480      $3,745  $  --        $27,394
Interest income                             7,342             148      --             --          --       --          7,490
Interest income on loans                     --              --        --             --          --      2,626        2,626
Realized gain/(loss) on common stock         --                (7)     --             --          --       --             (7)
Realized gain/(loss) on sales of
   investments                             (1,672)           (379)      (13)           640       1,269     --           (155)
Current year unrealized appreciation
   (depreciation)                           2,748         (23,403)    1,108          2,774       2,891     --        (13,882)
Expenses                                     (549)           (493)      (20)           (69)        (60)    --         (1,191)
                                        ---------       ---------  --------       --------    --------  -------    ---------
Net earnings/(loss)                        $7,869         $(4,884)   $1,994         $6,825      $7,845   $2,626      $22,275
                                        =========       =========  ========       ========    ========  =======    =========




                                        The accompanying notes are an integral part of this statement.

                                                CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                    FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                 (in thousands)



                                          Fixed           CSW        Asset        Capital   Growth and
                                          Income       Corporation Allocation   Appreciation  Income    Loan
                                          Fund         Stock Fund    Fund           Fund      Fund      Fund       Total
                                        ---------     ------------ ---------   ------------- -------- ---------  --------
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year               $158,268        $248,403    $9,203        $26,647     $21,596  $22,648     $486,765
                                        ---------       ---------  --------       --------    --------  -------    ---------

ADDITIONS
Contributions
      Participants                          5,358          12,055       692          2,891       2,134     --         23,130
      Employers                             2,384           5,095       269          1,095         825     --          9,668
Net earnings                               11,934          76,390     1,872          7,706       7,472    2,155      107,529
                                        ---------       ---------  --------       --------    --------  -------    ---------
      Total additions                      19,676          93,540     2,833         11,692      10,431    2,155      140,327
                                        ---------       ---------  --------       --------    --------  -------    ---------

Interfund transfers                           550         (10,494)      466          1,114       2,476    5,888         --

DEDUCTIONS
Cash distributions                         12,373          11,749       410            942       1,075    1,866       28,415
Distribution of securities                   --             4,912      --             --          --       --          4,912
                                        ---------       ---------  --------       --------    --------  -------    ---------
      Total distributions                  12,373          16,661       410            942       1,075    1,866       33,327
                                        ---------       ---------  --------       --------    --------  -------    ---------
Balance, end of year                     $166,121        $314,788   $12,092        $38,511     $33,428  $28,825     $593,765
                                        =========       =========  ========       ========    ========  =======    =========


DETAIL OF NET EARNINGS
Dividends                               $    --           $18,858      $738         $1,503      $1,918  $  --        $23,017
Interest income                             6,888             220      --             --          --       --          7,108
Interest income on loans                     --              --        --             --          --      2,155        2,155
Realized gain on common stock                --               541      --             --          --       --            541
Realized gain on sales of investments       3,037             941       164          2,602         959     --          7,703
Current year unrealized appreciation        2,437          56,206       984          3,643       4,628     --         67,898
Expenses                                     (428)           (376)      (14)           (42)        (33)    --           (893)
                                        ---------       ---------  --------       --------    --------  -------    ---------
Net earnings                              $11,934         $76,390    $1,872         $7,706      $7,472   $2,155     $107,529
                                        =========       =========  ========       ========    ========  =======    =========




                                        The accompanying notes are an integral part of this statement.

                                                CENTRAL AND SOUTH WEST CORPORATION THRIFT PLUS
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                    FOR THE YEAR ENDED DECEMBER 31, 1994
                                                                 (in thousands)



                                          Fixed           CSW        Asset        Capital   Growth and
                                          Income       Corporation Allocation   Appreciation  Income    Loan
                                          Fund         Stock Fund    Fund           Fund      Fund      Fund       Total
                                        ---------     ------------ ---------   ------------- -------- ---------  --------
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year                 $164,149      $297,246    $7,566        $23,140     $18,706   $24,353    $535,160
                                          ---------     ---------   -------       --------    --------  --------   ---------

ADDITIONS
Contributions
      Participants                            5,424        12,332       674          2,665       1,946      --        23,041
      Employers                               2,367         5,127       247            976         717      --         9,434
Net earnings / (loss)                         7,387       (56,970)      (42)          (131)       (214)    1,475     (48,495)
                                          ---------     ---------   -------       --------    --------  --------   ---------
      Total additions                        15,178       (39,511)      879          3,510       2,449     1,475     (16,020)
                                          ---------     ---------   -------       --------    --------  --------   ---------

Transfers to/from loan fund, net               (264)        1,718        85            310         192    (2,041)       --
Transfers of participant balances            (8,699)        5,132     1,098          1,210       1,259      --          --

DEDUCTIONS
Cash distributions                           12,096         7,400       425          1,523       1,010     1,139      23,593
Distribution of securities                     --           8,782      --             --          --        --         8,782
                                          ---------     ---------   -------       --------    --------  --------   ---------
      Total distributions                    12,096        16,182       425          1,523       1,010     1,139      32,375
                                          ---------     ---------   -------       --------    --------  --------   ---------
Balance, end of year                       $158,268      $248,403    $9,203        $26,647     $21,596   $22,648    $486,765
                                          =========     =========   =======       ========    ========  ========   =========


DETAIL OF NET EARNINGS
Dividends                                 $    --         $17,292      $481         $1,003      $1,273  $   --       $20,049
Interest income                               8,218           163         2              6           5         1       8,395
Interest income on loans                       --            --        --             --          --       1,474       1,474
Realized (loss) on common stock                --          (2,942)     --             --          --        --        (2,942)
Realized (loss) on sales of investments      (1,982)         --          (6)           (16)        (11)     --        (2,015)
Current year unrealized appreciation/
     (depreciation)                           1,151       (71,483)     (519)        (1,124)     (1,481)     --       (73,456)
                                          ---------     ---------   -------       --------    --------  --------   ---------
Net earnings / (loss)                        $7,387      $(56,970)     $(42)         $(131)      $(214)   $1,475    $(48,495)
                                          =========     =========   =======       ========    ========  ========   =========




                                        The accompanying notes are an integral part of this statement.

                       CENTRAL AND SOUTH WEST CORPORATION
                                   THRIFT PLUS

                          NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

    The Central and South West Corporation (CSW or Corporation) Employees' Thrift Plan (Thrift Plan) was adopted by the Corporation effective December 22, 1959, and was renamed "Central and South West Corporation Thrift Plus" (Thrift
Plus), effective January 1, 1991. The following Central and South West System companies are participating employers in Thrift Plus:

          Central Power and Light Company (CPL)
          Public Service Company of Oklahoma (PSO)
          Southwestern Electric Power Company (SWEPCO)
          West Texas Utilities Company (WTU)
          Transok, Inc. (TOK)
          Central and South West Services, Inc. (CSWS)
          CSW Energy (CSWE)
          CSW Communications (CSWC)
          EnerShop

    The following description of Thrift Plus provides only general information. Participants should refer to the plan document for a more complete description of the Thrift Plus provisions.

                                 Administration

Thrift Plus is administered by the Corporation's plan administrator as directed by the Benefits Advisory Committee. The Benefits Advisory Committee consists of the Chairman, President and Chief Executive Officer; Executive Vice President, President and Chief Executive Officer, CSW Enterprises; Executive Vice President, President and Chief Executive Officer, CSW Electric; Senior Vice President and Chief Financial Officer; Senior Vice President and General Counsel; and the President and Chief Executive Officers of CPL, PSO, SWEPCO, WTU, and other persons the Chief Executive Officer of the Corporation may appoint. Thrift Plus assets are managed by the Investment Policy Committee and Investment Committee. The Investment Policy Committee is comprised of the Chairman, President and Chief Executive Officer; Executive Vice President, President and Chief Executive Officer, CSW Enterprises; Executive Vice President, President and Chief Executive Officer, CSW Electric; Senior Vice President and Chief Financial Officer; and Senior Vice President and General Counsel; Senior Vice President of Corporate Development; and Senior Vice President for Government Regulation/External Communications. The Investment Committee is comprised of the Senior Vice President and Chief Financial Officer; Treasurer; Controller; Vice President of Legal Services and Corporate Secretary; Senior Vice President of Corporate Development; Vice President of Mergers and Acquisitions; Vice President of Human Resources; and Director of Trusts and Investments of the Corporation. No member of these Committees may receive any compensation for their services in that capacity.

Thrift Plus assets are held in a tax exempt trust at Mellon Trust. Mellon Trust serves as trustee for Thrift Plus.

                                  Participation

Any employee of the participating employers is eligible to become a voluntary participant once they have attained the age of 21 and have completed 12 months of service during which they have worked at least 1,000 hours. At December 31, 1996 and 1995, there were 8,250 and 8,671 participants in Thrift Plus, respectively.

                   Participants' and Employers' Contributions

Generally, eligible employees electing to participate in Thrift Plus may make contributions in 1% increments up to 12% of their salary. The employers contribute an amount equal to 50% of the first 6% contribution made by each participating employee with less than 20 years of service and 75% of the first 6% contribution made by each participating employee with 20 years or more of service, subject to certain other limitations. No employer contributions are made with respect to participants' contributions in excess of 6%. Participants can elect to place their deposits and employer contributions in a Fixed Income Fund, CSW Corporation Stock Fund, Asset Allocation Fund, Growth and Income Fund, or Capital Appreciation Fund. All contributions are deposited to the trust after each pay period. The Tax Reform Act of 1986 restricts the amount that certain participants, which it deems highly compensated, may contribute to Thrift Plus. During 1994, participants were allowed to change investment elections, change contribution percentages, or move existing fund balances once per calendar quarter. Beginning in 1995, participants are allowed to make these changes on a daily basis.

Forfeitures of the employers' contributions resulting from termination of participation in Thrift Plus without a fully vested interest are used by the employers to reduce their future contributions. Forfeitures are reinstated if the participant is re-employed by the employer and returns to Thrift Plus within five years. The amount of forfeitures for the years ended December 31, 1996, 1995 and 1994 were $57,345, $30,250, and $45,370, respectively.

Net contributions made by the employers and the participating employees to Thrift Plus for the years ended December 31, 1996, 1995, and 1994, were approximately $31,600,000, $32,800,000, and $32,500,000, respectively.

                                     Vesting

Participants are immediately vested in their own contributions, both pre-tax and after-tax, plus any actual earnings thereon. Vesting in the employer matching contributions and the investment earnings thereon results when one of the following events occurs: (i) 36 monthly (not necessarily consecutive) deposits into the plan, or (ii) completion of five years of service with a participating employer, or (iii) terminate employment after reaching age 55, or
(iv) have received (or were eligible to receive) benefits for 12 months under the Employees' Disability Income Plan, or (v) die.

                          Distributions and Withdrawals

A participant's account shall be distributed at the option of the participant, to the participant or the participant's designated beneficiary, upon termination of employment or death. In the event of termination of a participant's employment before reaching age 55, other than by death, there shall be available to the participant for distribution (i) in the case of a participant who had made 36 monthly contributions under Thrift Plus or completed five years of service, whichever shall occur first, the entire balance of their account, whether attributable to the participant's or the employer's contributions; or (ii) in the case of a participant who has not fulfilled these requirements, only the balance of the Thrift Plus account attributable to the participant's own contributions and the earnings thereon.

A participant may make withdrawals at any time from any remaining contributions previously made, but not exceeding the entire balance in the account. Employer contributions credited to a participating employee's account and the earnings thereon may not be withdrawn by or paid to the employee except upon termination as described above or unless the employee has attained the age of 59 1/2. For discussion of taxability of withdrawals from Thrift Plus, see Federal Income Taxes Note.

                                 Plan Amendments


Amendment # 7 was adopted by Thrift Plus on December 9, 1994. This amendment was added to facilitate the plan's change to daily valuation beginning in 1995. Administrative changes include a shortened cycle for withdrawals, loans and distributions; shortened cycle for the deposit of employee contributions; paperless loans, telephone initiated loans, investment changes and balance inquiries; removal of restrictions on the frequency of investment changes and withdrawals; allows for partial withdrawals for retirees age 55 and over, and plan participants will now be responsible for payment of plan expenses.

(2) SUMMARY OF ACCOUNTING POLICIES

                               Basis of Accounting

These financial statements are prepared on the accrual basis of accounting and the investments of Thrift Plus are stated at market value as determined by quoted market prices. Amounts due from insurance companies under guaranteed investment contracts are stated at values pursuant to the contracts.

                                Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 Stock Purchases

Shares of CSW Corporation stock for Thrift Plus are purchased in the open market, by private purchase from the Corporation, by matching purchases and sales directed by two or more Thrift Plus participants (or their beneficiaries) or otherwise, as the Thrift Plus trustee, Mellon Bank, may determine. The trustee, at its discretion, may time the execution of purchase orders for the purpose of limiting or spreading daily volume of purchases, as it shall deem in the best interest of the participants.

                                    Expenses

Beginning in 1995, the administrative expenses and trustee fees are paid by Thrift Plus and not by the participating employers. Prior to 1995, all administrative expenses and trustee fees were paid by the participating employers. Thrift Plus did not incur a liability to reimburse the employers for those expenses paid on behalf of Thrift Plus.


                                 Holding Account

To expedite processing in the daily valuation environment, a holding account was established within Thrift Plus to facilitate the daily transfer activity associated with Thrift Plus such as contributions, distributions, and forfeitures. At December 31, 1996 there was approximately $2.1 million in the account which represents the following items: $1.6 million attributable to outstanding participant distributions, $200,000 of short-term earnings of the account, $200,000 of miscellaneous reconciling items, and $100,000 of forfeitures not yet used to offset participating employer's contributions. There were no contributions remaining in the holding account at December 31, 1996 that had not been applied to participant's balances.

                              Federal Income Taxes

A favorable determination letter was received from the IRS on August 17, 1992, subject to some technical language modifications. The qualification of Thrift Plus has the following consequences under applicable federal income tax laws: (a) the employers are entitled to deduct their contributions to Thrift Plus in computing their federal income taxes; (b) the income of the trust funds accumulated under Thrift Plus is exempt from federal income tax prior to distribution; (c) participating employees are not subject to tax on amounts contributed by them or the employers for the participant's benefit until such time as such amounts are distributed to them; and (d) upon distribution of a participant's account, the participant, or designated beneficiary, is taxed as provided in Section 402 of the Code.

As a result of recent amendments to Thrift Plus, the plan sought an updated determination letter. A favorable determination letter was received from the IRS on October 26, 1994 that covers plan amendments through that date. Thrift Plus has been amended since receiving the determination letter. However, the plan administrator and legal counsel believe that Thrift Plus is currently being operated within the applicable requirements of the Code. Therefore, Thrift Plus and the related trust are exempt from taxation under Sections 401(a) and 501(a) of the Code.


(3) TERMINATION OF PARTICIPATING EMPLOYER

Effective June 6, 1996 Central and South West Corporation sold Transok Inc., a participating employer, to Tejas Gas Corporation. Active participation in Thrift Plus ended on this date for all plan participants employed by Transok. On that date all participants employed by Transok, Inc. became 100% vested in their balances. Transok employees will be able to leave their current balances in Thrift Plus if they so desire, however, they will no longer be allowed to make any future contributions to the plan. The plan sponsor does not anticipate any adverse or material effects to Thrift Plus due to this sale.


(4) INVESTMENT OPTIONS

                                Fixed Income Fund

Amounts allotted to this fund are invested in fixed income securities such as guaranteed investment contracts, temporary cash investments, government obligations and other fixed income securities that have been selected by the Investment Committee.

In 1990, Thrift Plus entered into a guaranteed investment contract with The Travelers Insurance Company (The Travelers). In accordance with the terms of this contract, approximately $2.5 million of principal matured in 1996 and has been reinvested in various other fixed income investments. The guaranteed investment contract generated a rate of return during the plan years ended December 31, 1996 and 1995 of 6.48% and 6.42%, respectively. The investment contract is included in the financial statements at contract value, which approximates fair value, as reported by The Travelers. Contract value represents contributions made under the contract, plus earnings, less any contract administration charges. There has not been any valuation reserve established against the contract value of the guaranteed investment contract.

At December 31, 1996 and 1995, there were 5,338 and 5,809 participants respectively, with investments of varying portions in this fund.

                           CSW Corporation Stock Fund

This fund invests in CSW Corporation common stock. CSW Corporation common stock held by the fund at December 31, 1996, was approximately 10,917,000 shares. The share price of CSW Corporation common stock at December 31, 1996, 1995, and 1994 was $25.625, $27.875, and $22.625, respectively. In 1994, the fund enrolled in the CSW PowerShareSM Dividend Reinvestment and Stock Purchase Plan with the intention of reducing the administrative expenses of the plan associated with the payment of dividends.

At December 31, 1996 and 1995, there were 7,035 and 7,508 participants respectively, with investments of varying portions in this fund.

                            Capital Appreciation Fund

This fund invests in mutual funds that have a goal of long-term growth with no emphasis on current income. The mutual funds purchase stocks of rapidly growing companies or companies with the potential for exceptional growth.

At December 31, 1996 and 1995, there were 3,226 and 2,938 participants respectively, with investments of varying portions in this fund.

                             Growth and Income Fund

This fund invests in mutual funds whose goal is both growth and current income. These mutual funds purchase stocks of growing companies as well as those whose share price has increased while paying steady dividends.

At December 31, 1996 and 1995, there were 3,013 and 2,508 participants respectively, with investments of varying portions in this fund.

                              Asset Allocation Fund

This fund invests in equity mutual funds and a fixed income corporate bond fund. The allocation between the equity mutual funds and fixed income corporate bond fund may be shifted from time to time based on the attractiveness of the stock market.

At December 31, 1996 and 1995, there were 1,321 and 1,202 participants respectively, with investments of varying portions in this fund.

                                    Loan Fund

This fund allows participants to borrow against their account balances. The maximum loan amount permitted is the lesser of (1) 50% of a participant's vested account balance or (2) $50,000. Each loan to a participant is evidenced by a written promissory note held by the employer.

Loans to participants are taken from their contributions by an account hierarchy that has been established to provide the employee with the most beneficial tax treatment and are taken from the investment funds in proportion to the existing fund balances at the time of the request. Repayment terms vary from one to five years for general purpose loans and one to fifteen years for home loans. The interest rate for loans is set periodically by the Corporation and is fixed for the term of the loan. The average rate in 1996, 1995, and 1994 were 9.3125%, 9.8125% and 7.8125% respectively. Payments of principal and interest are credited to each investment fund based on the employee's investment election at the time of repayment.

 (5)INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Thrift Plus net assets as of December 31, 1996 and 1995, are as follows (in thousands):

      1996:
           Central and South West Corporation Common Stock           $279,744
           Loan Fund - Participant Loans Outstanding                   30,609

      1995:
           Central and South West Corporation Common Stock           $310,067
           Loan Fund - Participant Loans Outstanding                   30,247



(6)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

                                                           December 31,
                                                      1996              1995
Net assets available for benefits,
    per the financial statements                    $601,478          $593,765

Amounts allocated to withdrawing participants         (1,427)           (1,065)
Net assets available for benefits,
       per the Form 5500                            $600,051          $592,700


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

                                                             Year Ended
                                                          December 31, 1996
Benefits paid per the financial statements                     $46,195
Amounts allocated to withdrawing participants,
        at December 31, 1996                                     1,427
Amounts allocated to withdrawing participants,
        at December 31, 1995                                    (1,065)
Benefits paid to participants per the Form 5500               $ 46,557



Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(7)  PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under Thrift Plus to discontinue its contributions at any time and to terminate Thrift Plus subject to the provisions of ERISA. In the event of termination of Thrift Plus, participants will become 100 percent vested in their accounts.

(8) REALIZED AND UNREALIZED APPRECIATION/(DEPRECIATION)

In accordance with Department of Labor regulations, the method of calculating realized and unrealized appreciation/(depreciation) for financial reporting purposes is based on the value of the assets at the beginning of the plan year or at the time of purchase during the year (revalued cost).

             Net Realized Gain/(Loss) on Disposition of Investments

The following sets forth the realized gains and losses of Thrift Plus investments for the years ended December 31, 1996, 1995 and 1994:


                                                           1996
-----------------------------------------------------------------------------------------------
                                                      (in thousands)

                                 Fixed         CSW          Asset        Capital     Growth and
                                 Income     Corporation   Allocation   Appreciation    Income
                                  Fund      Stock Fund       Fund          Fund         Fund
                               ----------  ------------   -----------  ------------  ----------
Proceeds from disposition     $  144,493   $    41,408    $   3,001    $    12,453   $  14,653

Revalued cost                    146,165        41,794        3,014         11,813      13,384
                               ----------  ------------   -----------  ------------  ----------

Net realized gain/(loss)      $  (1,672)   $      (386)   $     (13)   $       640   $   1,269
                               ==========  ============   ===========  ============  ==========



                                                           1995
-----------------------------------------------------------------------------------------------
                                                      (in thousands)

                                 Fixed         CSW          Asset        Capital     Growth and
                                 Income     Corporation   Allocation   Appreciation    Income
                                  Fund      Stock Fund       Fund          Fund         Fund
                               ----------  ------------   -----------  ------------  ----------

Proceeds from disposition     $  141,789    $     11,636   $     3,420  $    17,805   $   5,185

Revalued cost                    138,752          10,154         3,256       15,203       4,226
                              ----------    ------------   -----------  -----------   ---------

Net realized gain             $    3,037    $      1,482   $       164  $     2,602   $     959
                              ==========    ============   ===========  ===========   =========



                                                           1994
-----------------------------------------------------------------------------------------------
                                                      (in thousands)

                                 Fixed         CSW          Asset        Capital     Growth and
                                 Income     Corporation   Allocation   Appreciation    Income
                                  Fund      Stock Fund       Fund          Fund         Fund
                               ----------  ------------   -----------  ------------  ----------

Proceeds from disposition     $   74,899    $     8,782   $       169  $      8,660  $      488

Revalued cost                     76,881         11,724           175         8,676         499
                              ----------    ------------  -----------  ------------  ----------

Net realized (loss)           $  (1,982)    $    (2,942)  $        (6) $        (16) $      (11)
                              ==========    ============  ===========  ============  ==========


              Unrealized Appreciation/(Depreciation) on Investments


The following sets forth the fair market value, revalued cost and current year unrealized appreciation/(depreciation) of Thrift Plus investments for the years ended December 31, 1996, 1995, and 1994:


                                                           1996
-----------------------------------------------------------------------------------------------
                                                      (in thousands)

                                 Fixed         CSW          Asset        Capital     Growth and
                                 Income     Corporation   Allocation   Appreciation    Income
                                  Fund      Stock Fund       Fund          Fund         Fund
                               ----------  ------------   -----------  ------------  ----------
Fair market value at
December 31, 1996:             $  164,172   $   283,125    $   16,070   $    53,273   $  52,322

Revalued cost at
December 31, 1996:                161,424       306,528        14,962        50,499      49,431
                               ----------   -----------    ----------   -----------   ---------

Current year unrealized
appreciation/(depreciation):   $    2,748   $   (23,403)   $    1,108   $     2,774   $   2,891
                               ==========   ===========    ==========   ===========   =========



                                                           1995
-----------------------------------------------------------------------------------------------
                                                      (in thousands)

                                 Fixed         CSW          Asset        Capital     Growth and
                                 Income     Corporation   Allocation   Appreciation    Income
                                  Fund      Stock Fund       Fund          Fund         Fund
                               ----------  ------------   -----------  ------------  ----------
Fair market value at
December 31, 1995:             $  164,762  $    314,300   $    12,080  $     38,500  $   33,465

Revalued cost at
December 31, 1995:                162,325       258,094        11,096        34,857      28,837
                               ----------  ------------   -----------  ------------  ----------

Current year unrealized
appreciation:                  $    2,437  $     56,206   $       984  $      3,643  $    4,628
                               ==========  ============   ===========  ============  ==========

                                                           1994
-----------------------------------------------------------------------------------------------
                                                      (in thousands)

                                 Fixed         CSW          Asset        Capital     Growth and
                                 Income     Corporation   Allocation   Appreciation    Income
                                  Fund      Stock Fund       Fund          Fund         Fund
                               ----------  ------------   -----------  ------------  ----------
Fair market value at
December 31, 1994:             $  157,090  $    247,138   $     9,141  $     26,380  $   21,405

Revalued cost at
December 31, 1994:                155,939       318,621         9,660        27,504      22,886
                               ----------  ------------   -----------  ------------  ----------

Current year unrealized
appreciation/(depreciation):   $    1,151  $    (71,483)  $      (519) $     (1,124) $   (1,481)
                               ==========  ============   ===========  ============  ==========


                                                  CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                        Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              (in thousands)
                                                              EIN: 51-0007707

   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE
           GUARANTEED INVESTMENT CONTRACT:
           TRAVELERS INSURANCE GROUP                GIC CONTRACT #GR-15049 RATE 9.04%
                                                    MATURITY DATE 01/31/95-01/31/99                              $ 7,091    $ 7,091
                                                                                                                 -------    -------

                                                    TOTAL                                                        $ 7,091    $ 7,091
                                                                                                                 -------    -------


           U.S. GOVERNMENT SECURITIES:

           FEDERAL HOME LOAN MTG CORP.              GTD MTG PARTN CTFS SER 1615 CL E DTD 11-1-93 REG
           MULTICLASS                               MATURITY DATE 08-15-06, RATE 5.30%                           $   939    $   975

           FEDERAL HOME LOAN MTG CORP.              GTD MTG PARTN CTFS SER 1614 CL G DTD 11-1-93 REG
           MULTICLASS                               MATURITY DATE 02-15-19, RATE 5.80%                               359        394

           FEDERAL HOME LOAN MTG CORP.              GTD MTG PARTN CTFS SER 1472 CL 1472-E  DTD 3-1-93 REG
           MULTICLASS                               MATURITY DATE 02-15-05, RATE 6.25%                               995      1,000

           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GOLD POOL #G1-0011 DTD 6-1-91
                                                    MATURITY DATE 02-01-06, RATE 10.00%                              997        988

           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GOLD POOL #G1-0453 DTD 2-1-96
                                                    MATURITY DATE 06-01-07, RATE 9.00%                               849        830

           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GROUP #20-0112 DTD 7-1-94 REG MATURITY DATE 11-01-05,
                                                    RATE 9.500%                                                      836        818

           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GOLD POOL #B0-0455 DTD 11-1-94
                                                    MATURITY DATE 12-01-03, RATE 9.00%                             1,116      1,114

           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GOLD POOL #B0-0511 DTD 5-1-95
                                                    MATURITY DATE 05-01-06, RATE 9.50%                               606        610

           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GROUP #18-5467 DTD 8-1-83 REG MATURITY DATE 06-01-03
                                                    RATE 6.750%                                                      280        279

           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GROUP #25-0134 DTD 10-01-84 REG MATURITY DATE 06-01-03
                                                    RATE 6.750%                                                      465        463


                                                  CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                        Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              (in thousands)
                                                              EIN: 51-0007707

   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE
           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GOLD POOL #504019 DTD 11-1-96
                                                    MATURITY DATE 03-01-06, RATE 9.00%                            $ 814      $   809

           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GROUP #17-0128 DTD 6-1-85 REG MATURITY DATE 06-01-15,
                                                    RATE 11.500%                                                    119          122

           FEDERAL HOME LOAN MTG CORP MTG PTC CTF   GROUP #54-6107 DTD 3-1-90 REG MATURITY DATE 01-01-16,
                                                    RATE 11.250%                                                    210          210

           F N M A GTD REMIC PASS THRU CTF          SER 95 CL Z DTD 7-1-91, REG
                                                    MATURITY DATE 11-25-05, RATE 8.5%                             1,117        1,115

           FEDERAL NATL MTG ASSN DEBS               DTD 11-10-87 REG MATURITY DATE 11-10-97
                                                    RATE 9.55%.                                                   2,150        2,062

           FEDERAL NATL MTG ASSN DEBS               DTD 9-10-91 REG MATURITY DATE 09-10-98
                                                    RATE 7.85%.                                                   2,131        2,060

           FEDERAL NATL MTG ASSN GTD MTG PASS       POOL #50780 DTD 08-1-93 REG MATURITY DATE 08-01-00,
           THRU CTF                                 RATE 6.000%.                                                  1,715        1,681

           FEDERAL NATL MTG ASSN GTD MTG PASS       POOL #55535 DTD 10-1-87 REG MATURITY DATE 01-01-01,
           THRU CTF                                 RATE 11.500%.                                                    68           67

           FEDERAL NATL MTG ASSN GTD MTG PASS       POOL #70722 DTD 01-01-91 REG MATURITY DATE 01-01-06,
           THRU CTF                                 RATE 9.000%.                                                    757          751

           F N M A GTD REMIC PASS THRU CTF          SER 40 CL D DTD 12-1-93, REG
                                                    MATURITY DATE 7-25-16, RATE 5.7%                                689          684

           FEDERAL NATL MTG ASSN GTD MTG PASS       POOL #50412 DTD 03-01-91 REG MATURITY DATE 03-01-06,
           THRU CTF                                 RATE 9.000%                                                     806          806

           FEDERAL NATL MTG ASSN MEDIUM TERM NTS    DTD 10-14-94 REG MATURITY DATE 10-14-97, RATE 7.09%           2,505        2,522

           FEDERAL NATL MTG ASSN GTD MTG PASS       POOL #124253 DTD 03-01-92 REG MATURITY DATE 03-01-07,
           THRU CTF                                 RATE 9.50%                                                      799          795


                                                  CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                        Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              (in thousands)
                                                              EIN: 51-0007707

   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE
           FEDERAL NATL MTG ASSN GTD MTG PASS       POOL #124593 DTD 12-01-92 REG MATURITY DATE 12-01-99,
           THRU CTF                                 RATE 7.00%                                                   $ 2,241    $  2,201

           FEDERAL NATL MTG ASSN GTD MTG PASS       POOL #124674 DTD 02-01-93 REG MATURITY DATE 02-01-00
           THRU CTF                                 RATE 7.00%                                                     2,238       2,198

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #40476 DTD 4-1-80 REG MATURITY DATE 03-15-10,
           THRU CTF                                 RATE 11.500%                                                     161         158

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #57188 DTD 5-1-83 REG MATURITY DATE 05-15-13
           THRU CTF                                 RATE 11.500%                                                     127         126

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #58631 DTD 4-1-83 REG MATURITY DATE 03-15-13,
           THRU CTF                                 RATE 11.500%                                                      40          40

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #61340 DTD 2-1-83 REG MATURITY DATE 02-15-13,
           THRU CTF                                 RATE 11.500%                                                     155         154

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #64555 DTD 9-1-83 REG MATURITY DATE 09-15-13,
           THRU CTF                                 RATE 11.500%                                                      39          39

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #71263 DTD 7-1-83 REG MATURITY DATE 07-15-13,
           THRU CTF                                 RATE 11.500%                                                      44          45

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #780306 DTD 1-1-96 REG MATURITY DATE 01-15-06,
           THRU                                     RATE 9.000%                                                      902         909

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #780328 DTD 2-1-96 REG MATURITY DATE 10-15-06,
           THRU                                     RATE 10.000%                                                     831         812

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #780455 DTD 10-1-96 REG MATURITY DATE 12-15-16,
           THRU                                     RATE 11.500%                                                     858         867



                                                  CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                        Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              (in thousands)
                                                              EIN: 51-0007707

   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE
           GOVT NATL MTG ASSN MODIFIED PASS         POOL #140158 DTD 9-1-85 REG MATURITY DATE 09-15-15,
           THRU CTF                                 RATE 11.500%                                                 $    28    $     28

           GOVT NATL MTG ASSN MODIFIED PASS         POOL #144095 DTD 11-1-85 REG MATURITY DATE 11-15-15,
           THRU CTF                                 RATE 11.500%                                                       5           5

           USA TREAS NTS                            DTD 11-30-94 MATURITY DATE 11-30-99, RATE 7.750%               1,549       1,546

           USA TREAS NTS                            DTD 01-15-92 MATURITY DATE 01-15-99, RATE 6.375%               2,710       2,745

           USA TREAS NTS                            DTD 11-01-93 MATURITY DATE 10-31-98, RATE 4.750%               3,183       3,257

           USA TREAS NTS                            DTD 11-30-93 MATURITY DATE 11-30-98, RATE 5.125%               2,914       2,939

           USA TREAS NTS                            DTD 09-30-94 MATURITY DATE 09-30-99, RATE 7.125%               7,527       7,553

           USA TREAS NTS                            DTD 11-15-96 MATURITY DATE 11-15-99, RATE 5.875%               3,016       2,988

           USA TREAS NTS                            DTD 11-15-94 MATURITY DATE 11-15-97, RATE 7.375%               5,924       5,864

           USA TREAS NTS                            DTD 12-02-96 MATURITY DATE 11-30-98, RATE 5.625%                 400         398

           USA TREAS NTS                            DTD 11-15-87 MATURITY DATE 11-15-97, RATE 8.875%               7,460       7,188

           USA TREAS NTS                            DTD 11-24-95 MATURITY DATE 11-15-98, RATE 5.50%                9,313       9,440
                                                                                                                  ------      ------

                                                    TOTAL                                                        $72,987     $72,655
                                                                                                                  ------      ------

           COMMON/COLLECT TRUST FUNDS:
           AMERITRUST                               MAGIC FUND                                                   $22,476     $29,547

           IDS                                      TRUST COLLECTIVE INCOME FUND II                               20,134      22,671

           THE LASALLE NATIONAL TRUST               INCOME PLUS FUND                                              26,075      26,075
                                                                                                                  ------      ------

                                                    TOTAL                                                        $68,685     $78,293
                                                                                                                  ------      ------



                                                  CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                        Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              (in thousands)
                                                              EIN: 51-0007707

   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE
           OTHER:

    *      MELLON BANK                              EB TEMPORARY INVESTMENT FUND, RATE 5.51%                     $ 6,133    $  6,133
                                                                                                                  ------     -------

                                                    TOTAL                                                        $ 6,133    $  6,133
                                                                                                                  ------     -------


           TOTAL FIXED FUND INVESTMENTS:            GENERAL INVESTMENTS                                         $154,896    $164,172
                                                                                                                 =======     =======


 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1996, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.



                                             CENTRAL AND SOUTH WEST CORPORATION
                                                     THRIFT PLUS, PLAN #002
                                   Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                   CSW CORPORATION STOCK FUND
                                                     AS OF DECEMBER 31, 1996
                                        (in thousands except share and par value amounts)
                                                         EIN: 51-0007707

   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE


            COMMON STOCK:
    *       CENTRAL & SOUTH WEST CORPORATION        10,916,833.545 SHARES COMMON STOCK,                          $195,161   $279,744
                                                    $3.50 PAR VALUE

    *       MELLON BANK                             EB TEMPORARY INVESTMENT FUND, RATE 5.51%                        3,381      3,381
                                                                                                                  -------    -------

            TOTAL                                   GENERAL INVESTMENTS                                          $198,542   $283,125
                                                                                                                  =======    =======









 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1996, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.


                                               CENTRAL AND SOUTH WEST CORPORATION
                                                       THRIFT PLUS, PLAN #002
                                     Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       ASSET ALLOCATION FUND
                                                      AS OF DECEMBER 31, 1996
                                                           (in thousands)
                                                          EIN: 51-0007707


   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE

            INTEREST IN REGISTERED
            INVESTMENT COMPANIES:
            WANGER ASSET MANAGEMENT, L.P.           ACORN FUND #5600008899                                       $  1,151   $  1,336

            VENTURE ADVISORS                        DAVIS NEW YORK VENTURE FUND #25-2119060982                      2,490      3,487

            THE VANGUARD GROUP                      VANGUARD S/T CORPORATE BOND FUND #9876566232                    6,892      6,870

            AMERICAN FUNDS SERVICE COMPANY          EUROPACIFIC GROWTH FUND #59078586                               2,153      2,495

            AMERICAN FUNDS SERVICE COMPANY          WASHINGTON MUTUAL FUND #58483115-01                             1,512      1,882
                                                                                                                  -------    -------

            TOTAL                                   GENERAL INVESTMENTS                                           $14,198    $16,070
                                                                                                                  =======    =======




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1996, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.


                                                    CENTRAL AND SOUTH WEST CORPORATION
                                                           THRIFT PLUS, PLAN #002
                                         Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                         CAPITAL APPRECIATION FUND
                                                          AS OF DECEMBER 31, 1996
                                                               (in thousands)
                                                              EIN: 51-0007707



   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE

            INTEREST IN REGISTERED
            INVESTMENT COMPANIES:
            THE JANUS FUND                          JANUS FUND #42-200208624-0                                   $ 14,607   $ 17,360

            NEUBERGER & BERMAN EQUITY TRUST         GUARDIAN TRUST FUND #0000584                                   15,792     17,931

            TWENTIETH CENTURY INVESTORS             TWENTIETH CENTURY INVESTORS ULTRA #22001330733                 16,788     17,982
                                                                                                                  -------    -------

            TOTAL                                   GENERAL INVESTMENTS                                          $47,187    $ 53,273
                                                                                                                  ======     =======




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1996, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.




                                                    CENTRAL AND SOUTH WEST CORPORATION
                                                           THRIFT PLUS, PLAN #002
                                         Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                           GROWTH AND INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                               (in thousands)
                                                              EIN: 51-0007707



   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE

            INTEREST IN REGISTERED
            INVESTMENT COMPANIES:
            AMERICAN FUNDS SERVICE COMPANY          AMERICAN MUTUAL FUND #58338376-03                            $ 14,823   $ 16,653

            WADDELL & REED                          UNITED INCOME FUND #21281167-621                               13,554     17,366

            THE VANGUARD GROUP                      WINDSOR II FUND #9846629536                                    16,576     18,303
                                                                                                                  -------    -------

            TOTAL                                   GENERAL INVESTMENTS                                          $ 44,953   $ 52,322
                                                                                                                  =======    =======




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1996, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.

                                                     CENTRAL AND SOUTH WEST CORPORATION
                                                           THRIFT PLUS, PLAN #002
                                         Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                  LOAN FUND
                                                           AS OF DECEMBER 31, 1996
                                                               (in thousands)
                                                               EIN: 51-0007707



   (a)                 (b)                                        (c)                                               (d)       (e)
 PARTY-IN-                                                                                                         COST     CURRENT
 INTEREST        IDENTITY OF ISSUE                            DESCRIPTION                                          VALUE     VALUE


    *       PARTICIPANT LOANS                       LOANS TO PARTICIPANTS, INTEREST RATES ON OUTSTANDING
                                                    LOANS RANGE FROM 7%-11%.                                           -      30,609
                                                                                                                  --------   -------
            TOTAL                                   GENERAL INVESTMENTS                                          $          $ 30,609
                                                                                                                  ========   =======



                                                    TOTAL OF THRIFT PLUS ASSETS HELD
                                                    FOR INVESTMENT PURPOSES:                                     $ 459,776  $599,571
                                                                                                                  ========   =======





 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER
31, 1996, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
REPORTING AND DISCLOSURE.


                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
DLJ Fixed Income          USA Treas Nts Dtd 11-2-92      $  100.92                               $14,129,063 $14,129,063
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92         101.34                                 4,053,750   4,053,750
                          Maturity 10/31/97  Rate 5.75%
                          duly authorized.

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                  101.03                        5,049,457    5,051,563 $  2,106
                          Maturity 10/31/97  Rate 5.75%

Morgan Keegan & Co        USA Treas Nts Dtd 11-2-92                  101.28                        2,173,061    2,177,547    4,486
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                  101.30                        2,021,452    2,026,172    4,720
                          Maturity 10/31/97  Rate 5.75%

Merrill Lynch Pierce      USA Treas Nts Dtd 11-2-92                  101.29                        7,075,081    7,090,781   15,700
                          Maturity 10/31/97  Rate 5.75%

Equitable Securities Corp USA Treas Nts Dtd 11-2-92                   99.57                        1,111,798    1,095,359  (16,439)
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                   99.43                          606,436      596,625   (9,811)
                          Maturity 10/31/97  Rate 5.75%

Lehman Brothers Inc       USA Treas Nts Dtd 11-2-92                   99.62                        3,032,178    2,988,750  (43,428)
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                   99.65                          404,290      398,625   (5,665)
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                   99.90                           15,161       14,986     (175)
                          Maturity 10/31/97  Rate 5.75%

Salomon Brothers          USA Treas Nts Dtd 11-2-92                   99.92                          742,884      734,426   (8,458)
                          Maturity 10/31/97  Rate 5.75%

                          TOTAL 10 SALES:                                                       $ 22,231,798 $ 22,174,834
                          TOTAL   2 PURCHASES:                                                  $ 18,182,813 $ 18,182,813

Prudential Securities Inc Federal Home Loan Bank Cons Bds            101.01                        3,973,750    4,040,625   66,875
                          Dtd 10-25-94  Maturity 10/25/96
                          Rate 6.69%

Prudential Securities Inc Federal Home Ln Mtg Corp Deb
                          Dtd 1-12-95  Maturity 1/13/97
                          Rate 7.91%                                 102.50                        7,386,525    7,431,250   44,725



                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------

Prudential Securities Inc USA Treas Nts Dtd 1-15-92      $   99.64                              $ 4,982,031  $4,982,031
                          Maturity 1/15/99  Rate 6.375%

Prudential Securities Inc USA Treas Nts Dtd 9-30-94         101.94                                2,854,469   2,854,469
                          Maturity 9/30/99  Rate 7.125%

Prudential Securities Inc USA Treas Nts Dtd 9-30-94         102.73                                1,849,219   1,849,219
                          Maturity 9/30/99  Rate 7.125%

Prudential Securities Inc USA Treas Nts Dtd 9-30-94         102.84                                1,799,766   1,799,766
                          Maturity 9/30/99  Rate 7.125%

Prudential Securities Inc USA Treas Nts Dtd 11-15-96        100.54                                3,016,406   3,016,406
                          Maturity 11/15/99  Rate 5.875%

Prudential Securities Inc USA Treas Nts Dtd 12-2-96          99.91                                  399,656     399,656
                          Maturity 11/30/98  Rate 5.625%

Prudential Securities Inc USA Treas Nts Dtd 8-15-95                $ 101.40                       9,523,750   9,633,594   $109,844
                          Maturity 8/15/98  Rate 5.875%

Prudential Securities Inc USA Treas Nts Dtd 8-15-95                   98.84                       5,044,070   4,942,188   (101,882)
                          Maturity 8/15/98  Rate 5.875%

Prudential Securities Inc USA Treas Nts Dtd 8-15-95                   99.29                       2,824,679   2,780,313    (44,366)
                          Maturity 8/15/98  Rate 5.875%

Prudential Securities Inc USA Treas Nts Ser C Dtd 11-15-87           103.23                       3,197,109   3,097,031   (100,078)
                          Maturity 11/15/97  Rate 8.875%

Prudential Securities Inc USA Treas Nts Dtd 5-15-96                  100.78                       3,550,395   3,577,734     27,339
                          Maturity 5/15/99  Rate 6.375%

Prudential Securities Inc USA Treas Nts Dtd 9-30-96                  100.52                         300,469     301,570      1,101
                          Maturity 9/30/98  Rate 6.00%

Prudential Securities Inc USA Treas Nts Dtd 9-30-96                  100.74                       2,904,531   2,921,523     16,992
                          Maturity 9/30/98  Rate 6.00%

Prudential Securities Inc USA Treas Nts Dtd 1-15-92                  100.80                       2,271,806   2,298,347     26,541
                          Maturity 1/15/99  Rate 6.375%

                          TOTAL 10 SALES:                                                       $29,616,809 $29,552,300
                          TOTAL   6 PURCHASES:                                                  $14,901,547 $14,901,547




                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Merrill Lynch Pierce      USA Treas Nts Dtd 11-2-92                $ 101.29                      $7,075,081 $ 7,090,781    $15,700
                          Maturity 10/31/97  Rate 5.75%

Merrill Lynch Pierce      USA Treas Nts Dtd 11-24-95                 100.25                       2,500,781   2,506,250      5,469
                          Maturity 11/15/98  Rate 5.50%

Merrill Lynch Pierce      USA Treas Nts Dtd 11-15-94                 103.31                         846,920     847,163        243
                          Maturity 11/15/97  Rate 7.375%

Merrill Lynch Pierce      USA Treas Nts Dtd 11-15-94                 102.55                       3,790,485   3,763,757    (26,728)
                          Maturity 11/15/97  Rate 7.375%

Merrill Lynch Pierce      USA Treas Nts Dtd 11-15-94                 101.35                       1,024,792   1,013,516    (11,276)
                          Maturity 11/15/97  Rate 7.375%

Merrill Lynch Pierce      USA Treas Nts Ser C  Dtd 11-15-87 106.57                               10,657,031  10,657,031
                          Maturity 11/15/97  Rate 8.875%

Merrill Lynch Pierce      USA Treas Nts Dtd 5-15-96         100.24                                  551,332     551,332
                          Maturity 5/15/99  Rate 6.375%

Merrill Lynch Pierce      USA Treas Nts Dtd 1-15-91         105.34                                7,374,063   7,374,063
                          Maturity 1/15/98  Rate 7.875%

Merrill Lynch Pierce      USA Treas Nts Dtd 11-30-93         98.14                                3,798,345   3,798,345
                          Maturity 11/30/98  Rate 5.125%

                          TOTAL 5 SALES:                                                        $15,238,059 $15,221,467
                          TOTAL 4 PURCHASES:                                                    $22,380,771 $22,380,771


First Boston Corp         Federal Natl Mtg Assn Gtd Mtg     102.20                                2,620,115   2,620,115
                          Pass Thru Ctf Pool # 124593
                          Dtd 12-1-92 Reg Maturity 12/01/99
                          Rate 7.00%

First Boston Corp         Federal Natl Mtg Assn Gtd Mtg     102.20                                2,629,330   2,629,330
                          Pass Thru Ctf Pool # 124674
                          Dtd 2-1-93 Reg Maturity 02/01/00
                          Rate 7.00%

First Boston Corp         USA Treas Nts Dtd 11-15-94        101.58                                5,197,137   5,197,137
                          Maturity 11/15/97  Rate 7.375%



                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
First Boston Corp         St of Israel Govt Gtd Nts CL 1-A         $  99.75                      $3,004,922 $ 2,992,734   $(12,188)
                          Dtd 3-24-93 Reg Maturity 3/15/96
                          Rate 4.375%

First Boston Corp         USA Treas Nts Dtd 11-30-93                  97.13                       5,253,490   5,217,003    (36,487)
                          Maturity 11/30/98  Rate 5.125%

First Boston Corp         USA Treas Nts Dtd 6-30-95                  100.93                      11,042,610  11,103,125     60,515
                          Maturity 6/30/97  Rate 5.625%

First Boston Corp         USA Treas Nts Dtd 8-15-95                   99.29                       1,563,662   1,539,102    (24,560)
                          Maturity 8/15/98  Rate 5.875%

                          TOTAL 4 SALES:                                                        $20,864,684 $20,851,964
                          TOTAL 3 PURCHASES:                                                    $10,446,582 $10,446,582


Smith Barney Shearson Inc Federal Natl Mtg Assn Debs Dtd
                          11-10-87 Maturity 11/10/97
                          Rate 9.55%                        107.51                                2,150,200   2,150,200

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92         101.34                                4,053,750   4,053,750
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-24-95         98.03                                9,312,969   9,312,969
                          Maturity 11/15/98  Rate 5.50%

Smith Barney Shearson Inc Federal Farm CR Bks Cons Systemwide      $  99.68                         511,914     498,438   $(13,476)
                          Medium-Term Nts Dtd 4/21/93
                          Reg Maturity 4/21/98  Rate 6.21%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                  101.03                       5,049,457   5,051,563      2,106
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                  101.30                       2,021,452   2,026,172      4,720
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                   99.43                         606,436     596,625     (9,811)
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                   99.65                         404,290     398,625     (5,665)
                          Maturity 10/31/97  Rate 5.75%

Smith Barney Shearson Inc USA Treas Nts Dtd 11-2-92                   99.90                          15,161      14,986       (175)
                          Maturity 10/31/97  Rate 5.75%


                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                             FIXED INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Smith Barney Shearson Inc USA Treas Nts Dtd 6-30-95                $ 100.53                      $6,374,597 $ 6,383,734     $9,137
                          Maturity 6/30/97  Rate 5.625%


Smith Barney Shearson Inc USA Treas Nts Dtd 1-2-96                   100.75                       4,013,750   4,030,000     16,250
                          Maturity 12/31/00  Rate 5.50%

                          TOTAL 8 SALES:                                                        $18,997,057 $19,000,143
                          TOTAL 3 PURCHASES:                                                    $15,516,919 $15,516,919


Mellon Bank N A           EB Temporary Investment Fund

                          TOTAL 206 SALES:                         $   1.00                    $103,365,253 $103,365,253
                          TOTAL 287 PURCHASES:            $   1.00                             $102,305,842 $102,305,842
























THIS SUPPLEMENTAL SCHEDULE LISTS REPORTABLE TRANSACTIONS AT DECEMBER 31, 1996,
AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND
DISCLOSURE.

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                        CSW CORPORATION STOCK FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------

Cantor Fitzgerald & Co    Central & South West Corp Del Com $27.37                    $2,499.04  $1,712,780 $ 1,712,780
Inc

Non-Broker Trade          Central & South West Corp Del Com  27.56                                4,842,866   4,842,866

Non-Broker Trade          Central & South West Corp Del Com  26.99                                2,019,476   2,019,476

Non-Broker Trade          Central & South West Corp Del Com  27.06                                2,142,701   2,142,701

Non-Broker Trade          Central & South West Corp Del Com  27.37                                4,828,564   4,828,564

Non-Broker Trade          Central & South West Corp Del Com  27.50                                3,559,930   3,559,930

Non-Broker Trade          Central & South West Corp Del Com  27.37                                3,846,598   3,846,598

Non-Broker Trade          Central & South West Corp Del Com  26.06                                4,791,950   4,791,950

Non-Broker Trade          Central & South West Corp Del Com  26.50                                4,758,257   4,758,257

Non-Broker Trade          Central & South West Corp Del Com  26.12                                2,371,575   2,371,575

                          TOTAL 10 PURCHASES:                                                   $34,874,697 $34,874,697


Cantor Fitzgerald & Co    Central & South West Corp Del Com          $27.12              $3,798   1,263,603   2,020,025   $756,422
Inc

Interstate / Johnson Lane Central & South West Corp Del Com           27.62               2,604     881,967   1,435,968    554,001

Bear Stearns Securities CoCentral & South West Corp Del Com           27.62               3,965   1,331,147   2,146,863    815,716

Jefferies & Co            Central & South West Corp Del Com           27.87               2,710     760,479   1,237,170    476,691

Cantor Fitzgerald & Co IncCentral & South West Corp Del Com           28.37               1,527     512,520     849,070    336,550

Cantor Fitzgerald & Co IncCentral & South West Corp Del Com           28.50               1,275     427,770     711,795    284,025

Interstate / Johnson Lane Central & South West Corp Del Com           28.50                 834     279,777     465,540    185,763


                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                        CSW CORPORATION STOCK FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Donaldson, Lufkin &       Central & South West Corp Del Com         $ 27.37            $  1,399   $ 392,755  $  627,459   $234,704
Jenrette

Bear Stearns Securities   Central & South West Corp Del Com           27.50               2,273     642,631   1,023,697    381,066
Corp

Lehman Brothers Inc       Central & South West Corp Del Com           27.50               1,873     529,255     843,450    314,195

Cantor Fitzgerald & Co    Central & South West Corp Del Com           27.12               2,880     974,247   1,531,961    557,714
Inc

Cantor Fitzgerald & Co    Central & South West Corp Del Com           27.74               1,512     511,125     822,156    311,031
Inc

Autranet Ltd              Central & South West Corp Del Com           28.12               1,797     612,217     990,144    377,927

McDonald & Co Inc         Central & South West Corp Del Com           28.41               3,821   1,301,887   2,127,454    825,567

McDonald & Co Inc         Central & South West Corp Del Com           28.32               1,883     641,726   1,045,264    403,538

Furman Selz Mager Dietz   Central & South West Corp Del Com           28.25               3,118   1,062,478   1,726,008    663,530

Bear Stearns Securities   Central & South West Corp Del Com           28.00               1,258     428,725     690,454    261,729
Corp

Autranet Ltd              Central & South West Corp Del Com           28.25               2,712     930,352   1,501,374    571,022

Donaldson, Lufkin &       Central & South West Corp Del Com           28.37               1,102     377,553     612,394    234,841
Jenrette

Cantor Fitzgerald & Co    Central & South West Corp Del Com           28.00               1,074     368,071     589,110    221,039
Inc

Prudential Securities Inc Central & South West Corp Del Com           26.37               1,623     564,912     839,582    274,670

Autranet Ltd              Central & South West Corp Del Com           26.62                 810     281,781     423,007    141,226

Cantor Fitzgerald & Co    Central & South West Corp Del Com           26.37                 727     252,821     375,961    123,140
Inc

Cantor Fitzgerald & Co    Central & South West Corp Del Com           26.25               1,548     537,902     797,004    259,102
Inc

Autranet Ltd              Central & South West Corp Del Com           26.50                 445     154,522     231,139     76,617

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                        CSW CORPORATION STOCK FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Lehman Brothers Inc       Central & South West Corp Del Com        $  27.12            $    2,071 $ 601,151  $  920,125   $318,974

Bridge Trading Co         Central & South West Corp Del Com           27.12                   685   198,975     304,597    105,622

Autranet Ltd              Central & South West Corp Del Com           27.50                 2,232   775,022   1,203,258    428,236

McDonald & Co Inc         Central & South West Corp Del Com           27.75                 2,325   807,129   1,264,518    457,389

Autranet Ltd              Central & South West Corp Del Com           27.60                 8,294 2,879,900   4,487,633  1,607,733

Cantor Fitzgerald & Co    Central & South West Corp Del Com           27.12                 2,211   768,091   1,176,207    408,116
Inc

Autranet Ltd              Central & South West Corp Del Com           27.00                 1,138   395,184     602,366    207,182

Cantor Fitzgerald & Co    Central & South West Corp Del Com           26.87                   151    52,421      79,533     27,112
Inc

                          TOTAL 33 SALES:                                                       $22,500,096 $35,702,286


Mellon Bank N A           EB Temporary Investment Fund

                          TOTAL 140 SALES:                         $   1.00                     $53,043,275 $53,043,275
                          TOTAL 106 PURCHASES:             $  1.00                              $52,191,258 $52,191,258





THIS SUPPLEMENTAL SCHEDULE LISTS REPORTABLE TRANSACTIONS AT DECEMBER 31, 1996,
AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND
DISCLOSURE.

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------

Non-Broker Trade          Vanguard Windsor II Portfolio   $  20.76                                $   6,772  $   6,772

Non-Broker Trade          Vanguard Windsor II Portfolio      20.76                                   99,327     99,327

Non-Broker Trade          Vanguard Windsor II Portfolio      20.68                                   10,426     10,426

Non-Broker Trade          Vanguard Windsor II Portfolio      20.62                                  120,605    120,605

Non-Broker Trade          Vanguard Windsor II Portfolio      20.24                                   15,050     15,050

Non-Broker Trade          Vanguard Windsor II Portfolio      20.59                                   33,284     33,284

Non-Broker Trade          Vanguard Windsor II Portfolio      20.55                                   98,712     98,712

Non-Broker Trade          Vanguard Windsor II Portfolio      20.61                                  111,018    111,018

Non-Broker Trade          Vanguard Windsor II Portfolio      20.64                                   91,227     91,227

Non-Broker Trade          Vanguard Windsor II Portfolio      20.66                                   29,166     29,166

Non-Broker Trade          Vanguard Windsor II Portfolio      20.77                                    1,702      1,702

Non-Broker Trade          Vanguard Windsor II Portfolio      21.24                                  135,700    135,700

Non-Broker Trade          Vanguard Windsor II Portfolio      10.91                                  134,230    134,230

Non-Broker Trade          Vanguard Windsor II Portfolio      21.41                                    1,831      1,831

Non-Broker Trade          Vanguard Windsor II Portfolio      21.44                                   15,898     15,898

Non-Broker Trade          Vanguard Windsor II Portfolio      21.37                                  102,370    102,370

Non-Broker Trade          Vanguard Windsor II Portfolio      21.65                                   87,469     87,469

Non-Broker Trade          Vanguard Windsor II Portfolio      21.74                                  128,612    128,612

Non-Broker Trade          Vanguard Windsor II Portfolio      21.85                                   11,703     11,703

Non-Broker Trade          Vanguard Windsor II Portfolio      21.91                                1,037,212  1,037,212

Non-Broker Trade          Vanguard Windsor II Portfolio      22.06                                  603,070    603,070

Non-Broker Trade          Vanguard Windsor II Portfolio      21.90                                   10,368     10,368

Non-Broker Trade          Vanguard Windsor II Portfolio      21.87                                   62,160     62,160


                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio   $  21.79                                $ 212,858  $  212,858

Non-Broker Trade          Vanguard Windsor II Portfolio      21.55                                   68,143      68,143

Non-Broker Trade          Vanguard Windsor II Portfolio      21.83                                   61,138      61,138

Non-Broker Trade          Vanguard Windsor II Portfolio      22.22                                  151,111     151,111

Non-Broker Trade          Vanguard Windsor II Portfolio      21.87                                  126,257     126,257

Non-Broker Trade          Vanguard Windsor II Portfolio      21.71                                    4,163       4,163

Non-Broker Trade          Vanguard Windsor II Portfolio      21.93                                  271,783     271,783

Non-Broker Trade          Vanguard Windsor II Portfolio      21.58                                  236,060     236,060

Non-Broker Trade          Vanguard Windsor II Portfolio      21.77                                  170,988     170,988

Non-Broker Trade          Vanguard Windsor II Portfolio      22.04                                   69,672      69,672

Non-Broker Trade          Vanguard Windsor II Portfolio      22.08                                   92,637      92,637

Non-Broker Trade          Vanguard Windsor II Portfolio      22.00                                  182,215     182,215

Non-Broker Trade          Vanguard Windsor II Portfolio      22.04                                   47,682      47,682

Non-Broker Trade          Vanguard Windsor II Portfolio      22.01                                   13,156      13,156

Non-Broker Trade          Vanguard Windsor II Portfolio      22.11                                    5,025       5,025

Non-Broker Trade          Vanguard Windsor II Portfolio      22.20                                   19,521      19,521

Non-Broker Trade          Vanguard Windsor II Portfolio      22.13                                   93,736      93,736

Non-Broker Trade          Vanguard Windsor II Portfolio      22.07                                  440,710     440,710

Non-Broker Trade          Vanguard Windsor II Portfolio      22.48                                  115,416     115,416

Non-Broker Trade          Vanguard Windsor II Portfolio      22.56                                  189,209     189,209

Non-Broker Trade          Vanguard Windsor II Portfolio      21.89                                  200,089     200,089

Non-Broker Trade          Vanguard Windsor II Portfolio      22.05                                  187,087     187,087

Non-Broker Trade          Vanguard Windsor II Portfolio      22.10                                  121,648     121,648

Non-Broker Trade          Vanguard Windsor II Portfolio      21.97                                    3,059       3,059

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio   $  22.01                                $  16,536  $   16,536

Non-Broker Trade          Vanguard Windsor II Portfolio      22.06                                   30,727      30,727

Non-Broker Trade          Vanguard Windsor II Portfolio      22.15                                    9,970       9,970

Non-Broker Trade          Vanguard Windsor II Portfolio      22.25                                   52,734      52,734

Non-Broker Trade          Vanguard Windsor II Portfolio      22.36                                   62,018      62,018

Non-Broker Trade          Vanguard Windsor II Portfolio      22.33                                    3,053       3,053

Non-Broker Trade          Vanguard Windsor II Portfolio      21.86                                    3,025       3,025

Non-Broker Trade          Vanguard Windsor II Portfolio      22.18                                  601,159     601,159

Non-Broker Trade          Vanguard Windsor II Portfolio      22.40                                   66,102      66,102

Non-Broker Trade          Vanguard Windsor II Portfolio      22.50                                   15,409      15,409

Non-Broker Trade          Vanguard Windsor II Portfolio      22.41                                  174,687     174,687

Non-Broker Trade          Vanguard Windsor II Portfolio      22.54                                   55,937      55,937

Non-Broker Trade          Vanguard Windsor II Portfolio      22.70                                   44,423      44,423

Non-Broker Trade          Vanguard Windsor II Portfolio      22.69                                  171,135     171,135

Non-Broker Trade          Vanguard Windsor II Portfolio      22.92                                  213,227     213,227

Non-Broker Trade          Vanguard Windsor II Portfolio      22.86                                    4,716       4,716

Non-Broker Trade          Vanguard Windsor II Portfolio      22.94                                  373,750     373,750

Non-Broker Trade          Vanguard Windsor II Portfolio      22.73                                   96,947      96,947

Non-Broker Trade          Vanguard Windsor II Portfolio      22.60                                  109,336     109,336

Non-Broker Trade          Vanguard Windsor II Portfolio      22.68                                   83,168      83,168

Non-Broker Trade          Vanguard Windsor II Portfolio      22.58                                   68,099      68,099

Non-Broker Trade          Vanguard Windsor II Portfolio      22.55                                   25,057      25,057

Non-Broker Trade          Vanguard Windsor II Portfolio      22.79                                  586,727     586,727

Non-Broker Trade          Vanguard Windsor II Portfolio      22.99                                  112,535     112,535

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio   $  22.84                                $ 196,299  $  196,299

Non-Broker Trade          Vanguard Windsor II Portfolio      22.79                                   93,551      93,551

Non-Broker Trade          Vanguard Windsor II Portfolio      22.77                                   13,867      13,867

Non-Broker Trade          Vanguard Windsor II Portfolio      22.75                                   58,739      58,739

Non-Broker Trade          Vanguard Windsor II Portfolio      22.75                                   41,717      41,717

Non-Broker Trade          Vanguard Windsor II Portfolio      22.70                                    7,939       7,939

Non-Broker Trade          Vanguard Windsor II Portfolio      22.60                                  115,521     115,521

Non-Broker Trade          Vanguard Windsor II Portfolio      22.54                                   16,338      16,338

Non-Broker Trade          Vanguard Windsor II Portfolio      22.47                                      554         554

Non-Broker Trade          Vanguard Windsor II Portfolio      22.61                                  161,241     161,241

Non-Broker Trade          Vanguard Windsor II Portfolio      22.66                                  192,068     192,068

Non-Broker Trade          Vanguard Windsor II Portfolio      22.48                                  157,668     157,668

Non-Broker Trade          Vanguard Windsor II Portfolio      22.48                                   58,949      58,949

Non-Broker Trade          Vanguard Windsor II Portfolio      22.53                                  383,670     383,670

Non-Broker Trade          Vanguard Windsor II Portfolio      22.67                                  293,883     293,883

Non-Broker Trade          Vanguard Windsor II Portfolio      22.67                                  205,765     205,765

Non-Broker Trade          Vanguard Windsor II Portfolio      22.65                                  112,634     112,634

Non-Broker Trade          Vanguard Windsor II Portfolio      22.16                                  266,392     266,392

Non-Broker Trade          Vanguard Windsor II Portfolio      22.02                                   25,734      25,734

Non-Broker Trade          Vanguard Windsor II Portfolio      22.17                                   20,819      20,819

Non-Broker Trade          Vanguard Windsor II Portfolio      22.26                                   51,602      51,602

Non-Broker Trade          Vanguard Windsor II Portfolio      21.95                                  116,886     116,886

Non-Broker Trade          Vanguard Windsor II Portfolio      21.52                                    5,269       5,269

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio   $  21.83                                $  52,278  $   52,278

Non-Broker Trade          Vanguard Windsor II Portfolio      21.70                                   30,646      30,646

Non-Broker Trade          Vanguard Windsor II Portfolio      21.54                                   16,830      16,830

Non-Broker Trade          Vanguard Windsor II Portfolio      21.57                                    3,433       3,433

Non-Broker Trade          Vanguard Windsor II Portfolio      21.48                                   27,941      27,941

Non-Broker Trade          Vanguard Windsor II Portfolio      21.59                                   14,868      14,868

Non-Broker Trade          Vanguard Windsor II Portfolio      21.73                                   35,876      35,876

Non-Broker Trade          Vanguard Windsor II Portfolio      22.44                                   50,566      50,566

Non-Broker Trade          Vanguard Windsor II Portfolio      22.24                                   64,153      64,153

Non-Broker Trade          Vanguard Windsor II Portfolio      22.31                                   25,364      25,364

Non-Broker Trade          Vanguard Windsor II Portfolio      22.46                                  170,462     170,462

Non-Broker Trade          Vanguard Windsor II Portfolio      22.59                                    1,715       1,715

Non-Broker Trade          Vanguard Windsor II Portfolio      22.64                                   58,769      58,769

Non-Broker Trade          Vanguard Windsor II Portfolio      22.56                                   31,820      31,820

Non-Broker Trade          Vanguard Windsor II Portfolio      22.39                                    7,374       7,374

Non-Broker Trade          Vanguard Windsor II Portfolio      22.22                                  299,018     299,018

Non-Broker Trade          Vanguard Windsor II Portfolio      22.62                                   11,100      11,100

Non-Broker Trade          Vanguard Windsor II Portfolio      22.84                                  107,113     107,113

Non-Broker Trade          Vanguard Windsor II Portfolio      23.05                                  185,072     185,072

Non-Broker Trade          Vanguard Windsor II Portfolio      23.09                                   11,958      11,958

Non-Broker Trade          Vanguard Windsor II Portfolio      23.21                                  104,297     104,297

Non-Broker Trade          Vanguard Windsor II Portfolio      23.16                                   98,670      98,670

Non-Broker Trade          Vanguard Windsor II Portfolio      23.16                                  147,121     147,121

Non-Broker Trade          Vanguard Windsor II Portfolio      23.16                                   38,668      38,668

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio   $  23.19                                $ 206,065  $  206,065

Non-Broker Trade          Vanguard Windsor II Portfolio      23.39                                   29,434      29,434

Non-Broker Trade          Vanguard Windsor II Portfolio      23.83                                   31,689      31,689

Non-Broker Trade          Vanguard Windsor II Portfolio      23.72                                   29,730      29,730

Non-Broker Trade          Vanguard Windsor II Portfolio      23.57                                   30,773      30,773

Non-Broker Trade          Vanguard Windsor II Portfolio      23.85                                   16,866      16,866

Non-Broker Trade          Vanguard Windsor II Portfolio      23.70                                  262,294     262,294

Non-Broker Trade          Vanguard Windsor II Portfolio      23.86                                    4,125       4,125

Non-Broker Trade          Vanguard Windsor II Portfolio      23.90                                   66,738      66,738

Non-Broker Trade          Vanguard Windsor II Portfolio      24.03                                    2,557       2,557

Non-Broker Trade          Vanguard Windsor II Portfolio      24.08                                   61,081      61,081

Non-Broker Trade          Vanguard Windsor II Portfolio      23.98                                   71,913      71,913

Non-Broker Trade          Vanguard Windsor II Portfolio      23.99                                   50,254      50,254

Non-Broker Trade          Vanguard Windsor II Portfolio      23.85                                   25,567      25,567

Non-Broker Trade          Vanguard Windsor II Portfolio      23.85                                  181,550     181,550

Non-Broker Trade          Vanguard Windsor II Portfolio      23.76                                  297,571     297,571

Non-Broker Trade          Vanguard Windsor II Portfolio      23.95                                   98,398      98,398

Non-Broker Trade          Vanguard Windsor II Portfolio      23.95                                  116,161     116,161

Non-Broker Trade          Vanguard Windsor II Portfolio      24.04                                   20,170      20,170

Non-Broker Trade          Vanguard Windsor II Portfolio      24.06                                   63,460      63,460

Non-Broker Trade          Vanguard Windsor II Portfolio      24.26                                   47,652      47,652

Non-Broker Trade          Vanguard Windsor II Portfolio      24.62                                  141,379     141,379

Non-Broker Trade          Vanguard Windsor II Portfolio      24.69                                  305,098     305,098

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio   $  24.79                                $ 707,361  $  707,361

Non-Broker Trade          Vanguard Windsor II Portfolio      24.77                                  410,493     410,493

Non-Broker Trade          Vanguard Windsor II Portfolio      24.73                                  169,601     169,601

Non-Broker Trade          Vanguard Windsor II Portfolio      24.75                                  221,221     221,221

Non-Broker Trade          Vanguard Windsor II Portfolio      24.94                                  173,577     173,577

Non-Broker Trade          Vanguard Windsor II Portfolio      25.02                                   22,327      22,327

Non-Broker Trade          Vanguard Windsor II Portfolio      25.25                                   83,082      83,082

Non-Broker Trade          Vanguard Windsor II Portfolio      25.26                                   25,084      25,084

Non-Broker Trade          Vanguard Windsor II Portfolio      25.23                                  430,140     430,140

Non-Broker Trade          Vanguard Windsor II Portfolio      25.43                                  191,903     191,903

Non-Broker Trade          Vanguard Windsor II Portfolio      25.76                                  115,404     115,404

Non-Broker Trade          Vanguard Windsor II Portfolio      25.65                                   71,053      71,053

Non-Broker Trade          Vanguard Windsor II Portfolio      25.70                                       86          86

Non-Broker Trade          Vanguard Windsor II Portfolio      25.25                                   43,048      43,048

Non-Broker Trade          Vanguard Windsor II Portfolio      23.68                                  360,042     360,042

Non-Broker Trade          Vanguard Windsor II Portfolio      23.55                                   41,665      41,665

Non-Broker Trade          Vanguard Windsor II Portfolio      23.90                                    6,844       6,844

Non-Broker Trade          Vanguard Windsor II Portfolio      24.12                                    8,371       8,371

Non-Broker Trade          Vanguard Windsor II Portfolio      24.23                                   74,417      74,417

Non-Broker Trade          Vanguard Windsor II Portfolio               20.63                           2,347       2,721        374

Non-Broker Trade          Vanguard Windsor II Portfolio               20.48                          41,321      47,447      6,126

Non-Broker Trade          Vanguard Windsor II Portfolio               20.15                         103,505     116,934     13,429

Non-Broker Trade          Vanguard Windsor II Portfolio               20.24                          13,179      14,956      1,777

Non-Broker Trade          Vanguard Windsor II Portfolio               20.28                           7,087       8,056        969

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio             $ 20.54                       $  69,748  $   80,309   $ 10,561

Non-Broker Trade          Vanguard Windsor II Portfolio               20.73                           1,972       2,281        309

Non-Broker Trade          Vanguard Windsor II Portfolio               20.87                         217,046     252,719     35,673

Non-Broker Trade          Vanguard Windsor II Portfolio               21.46                          62,580      74,660     12,080

Non-Broker Trade          Vanguard Windsor II Portfolio               22.14                           5,485       6,548      1,063

Non-Broker Trade          Vanguard Windsor II Portfolio               21.97                          58,190      68,804     10,614

Non-Broker Trade          Vanguard Windsor II Portfolio               21.93                          97,061     114,556     17,495

Non-Broker Trade          Vanguard Windsor II Portfolio               22.10                          84,592     100,144     15,552

Non-Broker Trade          Vanguard Windsor II Portfolio               22.20                          13,699      16,291      2,592

Non-Broker Trade          Vanguard Windsor II Portfolio               22.16                          18,308      21,733      3,425

Non-Broker Trade          Vanguard Windsor II Portfolio               22.13                         126,436     149,885     23,449

Non-Broker Trade          Vanguard Windsor II Portfolio               21.48                          15,056      17,324      2,268

Non-Broker Trade          Vanguard Windsor II Portfolio               21.53                          80,204      92,276     12,072

Non-Broker Trade          Vanguard Windsor II Portfolio               21.65                           3,250       3,760        510

Non-Broker Trade          Vanguard Windsor II Portfolio               21.80                          64,540      75,185     10,645

Non-Broker Trade          Vanguard Windsor II Portfolio               22.05                         498,344     583,946     85,602

Non-Broker Trade          Vanguard Windsor II Portfolio               22.16                       1,757,380   2,066,709    309,329

Non-Broker Trade          Vanguard Windsor II Portfolio               22.54                          53,403      63,274      9,871

Non-Broker Trade          Vanguard Windsor II Portfolio               22.57                          77,697      92,181     14,484

Non-Broker Trade          Vanguard Windsor II Portfolio               22.17                          59,906      69,814      9,908

Non-Broker Trade          Vanguard Windsor II Portfolio               22.14                          24,996      29,104      4,108

Non-Broker Trade          Vanguard Windsor II Portfolio               21.82                           7,944       9,111      1,167

Non-Broker Trade          Vanguard Windsor II Portfolio               21.72                          65,180      74,418      9,238

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio             $ 22.01                       $  20,796  $   23,925   $  3,129

Non-Broker Trade          Vanguard Windsor II Portfolio               22.16                         100,241     116,051     15,810

Non-Broker Trade          Vanguard Windsor II Portfolio               22.34                          84,554      98,615     14,061

Non-Broker Trade          Vanguard Windsor II Portfolio               22.31                           6,141       7,151      1,010

Non-Broker Trade          Vanguard Windsor II Portfolio               21.98                          21,277      24,397      3,120

Non-Broker Trade          Vanguard Windsor II Portfolio               21.75                          89,862     101,956     12,094

Non-Broker Trade          Vanguard Windsor II Portfolio               21.70                          14,670      16,606      1,936

Non-Broker Trade          Vanguard Windsor II Portfolio               21.95                          15,075      17,262      2,187

Non-Broker Trade          Vanguard Windsor II Portfolio               21.96                           7,369       8,442      1,073

Non-Broker Trade          Vanguard Windsor II Portfolio               22.52                          42,806      49,919      7,113

Non-Broker Trade          Vanguard Windsor II Portfolio               22.76                          59,072      67,873      8,801

Non-Broker Trade          Vanguard Windsor II Portfolio               22.68                          19,936      22,824      2,888

Non-Broker Trade          Vanguard Windsor II Portfolio               22.36                       2,715,443   3,051,842    336,399

Non-Broker Trade          Vanguard Windsor II Portfolio               22.43                          23,688      26,706      3,018

Non-Broker Trade          Vanguard Windsor II Portfolio               21.99                         101,332     110,576      9,244

Non-Broker Trade          Vanguard Windsor II Portfolio               21.46                          15,662      16,678      1,016

Non-Broker Trade          Vanguard Windsor II Portfolio               21.56                          67,885      72,628      4,743

Non-Broker Trade          Vanguard Windsor II Portfolio               21.38                         702,326     744,748     42,422

Non-Broker Trade          Vanguard Windsor II Portfolio               21.33                          22,698      24,013      1,315

Non-Broker Trade          Vanguard Windsor II Portfolio               21.49                         252,149     268,754     16,605

Non-Broker Trade          Vanguard Windsor II Portfolio               22.07                          77,082      84,342      7,260

Non-Broker Trade          Vanguard Windsor II Portfolio               22.36                          80,963      89,719      8,756

Non-Broker Trade          Vanguard Windsor II Portfolio               22.40                         141,225     156,777     15,552

Non-Broker Trade          Vanguard Windsor II Portfolio               22.42                         113,093     125,660     12,567

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio             $ 22.38                       $  26,321  $   29,193   $  2,872

Non-Broker Trade          Vanguard Windsor II Portfolio               22.32                           3,026       3,349        323

Non-Broker Trade          Vanguard Windsor II Portfolio               22.45                          61,929      68,903      6,974

Non-Broker Trade          Vanguard Windsor II Portfolio               22.34                           6,706       7,421        715

Non-Broker Trade          Vanguard Windsor II Portfolio               22.56                           2,041       2,279        238

Non-Broker Trade          Vanguard Windsor II Portfolio               22.61                           2,700       3,021        321

Non-Broker Trade          Vanguard Windsor II Portfolio               22.78                           3,446       3,882        436

Non-Broker Trade          Vanguard Windsor II Portfolio               22.65                          50,662      56,719      6,057

Non-Broker Trade          Vanguard Windsor II Portfolio               22.61                           3,243       3,624        381

Non-Broker Trade          Vanguard Windsor II Portfolio               22.34                          52,276      57,610      5,334

Non-Broker Trade          Vanguard Windsor II Portfolio               22.40                         136,948     151,327     14,379

Non-Broker Trade          Vanguard Windsor II Portfolio               22.39                           6,765       7,475        710

Non-Broker Trade          Vanguard Windsor II Portfolio               22.40                          31,291      34,577      3,286

Non-Broker Trade          Vanguard Windsor II Portfolio               22.62                          44,377      49,518      5,141

Non-Broker Trade          Vanguard Windsor II Portfolio               22.79                          27,448      30,856      3,408

Non-Broker Trade          Vanguard Windsor II Portfolio               23.14                         150,930     171,844     20,914

Non-Broker Trade          Vanguard Windsor II Portfolio               23.05                          50,730      57,529      6,799

Non-Broker Trade          Vanguard Windsor II Portfolio               23.05                          41,596      47,170      5,574

Non-Broker Trade          Vanguard Windsor II Portfolio               23.17                           5,339       6,089        750

Non-Broker Trade          Vanguard Windsor II Portfolio               23.29                          82,722      94,295     11,573

Non-Broker Trade          Vanguard Windsor II Portfolio               23.55                           3,256       3,753        497

Non-Broker Trade          Vanguard Windsor II Portfolio               23.52                          49,109      56,517      7,408

Non-Broker Trade          Vanguard Windsor II Portfolio               23.76                          10,136      11,789      1,653

                                                   CENTRAL AND SOUTH WEST CORPORATION
                                                          THRIFT PLUS, PLAN #002
                                              LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                           GROWTH & INCOME FUND
                                                          AS OF DECEMBER 31, 1996
                                                              EIN: 51-0007707

          (a)                          (b)                   (c)       (d)     (e)       (f)         (g)       (h)         (i)
                                                                                                          Current value
      Identity of              Description of asset                                     Expense             of asset on
         party              (include interest rate and    Purchase  Selling   Lease  incurred with  Cost    transaction   Net gain
       involved            maturity in case of a loan)     Price    Price     Rental   transaction of asset    date       or (loss)
------------------------  ------------------------------- --------  -------  -------- ----------- --------- -----------  ---------
Non-Broker Trade          Vanguard Windsor II Portfolio             $ 23.51                       $  10,169  $   11,693   $  1,524

Non-Broker Trade          Vanguard Windsor II Portfolio               24.12                          48,299      56,724      8,425

Non-Broker Trade          Vanguard Windsor II Portfolio               24.00                         215,812     250,222     34,410

Non-Broker Trade          Vanguard Windsor II Portfolio               25.01                           1,733       2,050        317

Non-Broker Trade          Vanguard Windsor II Portfolio               25.65                         101,900     122,561     20,661

Non-Broker Trade          Vanguard Windsor II Portfolio               25.68                          58,261      70,156     11,895

Non-Broker Trade          Vanguard Windsor II Portfolio               25.49                          72,635      86,817     14,182

Non-Broker Trade          Vanguard Windsor II Portfolio               25.41                          66,447      79,171     12,724

Non-Broker Trade          Vanguard Windsor II Portfolio               25.42                         100,491     119,782     19,291

Non-Broker Trade          Vanguard Windsor II Portfolio               25.53                          43,848      52,472      8,624

Non-Broker Trade          Vanguard Windsor II Portfolio               25.49                          47,489      56,740      9,251

Non-Broker Trade          Vanguard Windsor II Portfolio               23.68                          56,694      62,929      6,235

Non-Broker Trade          Vanguard Windsor II Portfolio               23.41                         359,572     394,563     34,991

Non-Broker Trade          Vanguard Windsor II Portfolio               23.40                          73,074      80,151      7,077

Non-Broker Trade          Vanguard Windsor II Portfolio               23.26                          63,654      69,400      5,746

Non-Broker Trade          Vanguard Windsor II Portfolio               23.45                          80,781      88,165      7,384

Non-Broker Trade          Vanguard Windsor II Portfolio               24.04                          36,646      40,992      4,346

Non-Broker Trade          Vanguard Windsor II Portfolio               24.04                       2,086,888   2,333,241    246,353

Non-Broker Trade          Vanguard Windsor II Portfolio               24.30                          13,788      15,583      1,795

Non-Broker Trade          Vanguard Windsor II Portfolio               24.26                          38,654      43,612      4,958

Non-Broker Trade          Vanguard Windsor II Portfolio               23.83                          41,531      46,028      4,497
                          TOTAL   96 SALES:                                                     $12,897,164 $14,624,402
                          TOTAL 160 PURCHASES:                                                  $18,520,213 $18,520,213

THIS SUPPLEMENTAL SCHEDULE LISTS REPORTABLE TRANSACTIONS AT DECEMBER 31, 1996,
AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND
DISCLOSURE.

                                    SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                             CENTRAL AND SOUTH WEST CORPORATION
                                                        THRIFT PLUS
                                                       (Name of Plan)





                                             By: /s/  L. B. Connors
                                                       Controller
                                             Central and South West Corporation





Date:   June 27, 1997

                                INDEX TO EXHIBIT




EXHIBIT                                                             TRANSMISSION
NUMBER                     DESCRIPTION                                 METHOD

  1                        CONSENT OF INDEPENDENT                    ELECTRONIC
                           PUBLIC ACCOUNTANTS
                           (ARTHUR ANDERSEN LLP,
                            DALLAS, TEXAS)